EXHIBIT 2
                      [LETTERHEAD OF NICOR INC.]


____________ __, 1997


Dear Shareholder:

On September 9, 1997, your Board of Directors adopted a shareholder rights plan and declared a noncash dividend of one right for each share of common stock you own. I have enclosed a summary of the principal features of the plan.

The primary purpose of the plan is to protect the value of your investment in NICOR. It is not a response to any known effort to acquire control of NICOR, nor is it intended to prevent an acquisition of the Company that is in the best interest of its shareholders. The plan was adopted because it will encourage a potential buyer to negotiate directly with the Board prior to attempting a takeover. It will also help the Board fulfill its fiduciary responsibility to shareholders in the event of an attempt to acquire NICOR. More than 1,800 other publicly traded companies have adopted similar plans.

The rights will be traded automatically when you buy or sell NICOR common stock. Rights certificates would be issued and the rights would become exercisable only if a potential buyer seeks to become a 10 percent shareholder of the Company. The plan does not dilute or otherwise affect earnings per share, there are no tax implications for you or the Company, and the way in which NICOR common stock is traded will remain unchanged.

I invite you to review the enclosed summary for more details about the new shareholder rights plan. If you have any specific questions after reviewing the summary, feel free to write to David L. Cyranoski, Senior Vice President, Secretary and Controller, NICOR Inc., P.O. Box 3014, Naperville, IL 60566-7014.

On behalf of your Board of Directors, thank you for your support as we continue to seek ways to build value for NICOR's shareholders. We appreciate your interest and investment in NICOR.

  Sincerely,



  Thomas L. Fisher
  Chairman, President and Chief Executive Officer